UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Quad/Graphics, Inc.
(Exact name of the registrant as specified in its charter)

Wisconsin	001-34806	39-1152983
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

N61W23044 Harry's Way, Sussex, WI	53089-3995
(Address of principal executive offices)	(Zip code)

Jennifer Kent, Executive Vice President of Administration & General Counsel and Secretary (414) 566-2036
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure

Quad/Graphics, Inc. ("the Company") is filing a Conflict Minerals Report as Exhibit 1.01 hereto. Together with this disclosure, the Conflict Minerals Report will be publicly available in the Investor Relations section of our corporate website, www.QG.com, as of the date of this filing.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 26, 2017

QUAD/GRAPHICS, INC.

		By:	/s/ Jennifer J. Kent
Jennifer J. Kent
Executive Vice President of Administration & General Counsel and Secretary

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